PENN SERIES FUNDS, INC.

AMENDMENT TO

INVESTMENT ADVISORY AGREEMENT

This Amendment is made and entered into as of June 1, 2023, by and between Penn Mutual Asset Management, LLC (the “Adviser”) and Penn Series Funds, Inc. (the “Company”).

WITNESSETH:

WHEREAS, the Company and the Adviser are parties to an Investment Advisory Agreement dated May 1, 2000, as amended and restated May 1, 2020, and further amended May 1, 2023 (the “Agreement”) relating to all of the series of the Company;

WHEREAS, the parties wish to amend the Agreement to modify the advisory fee rate paid by the Company to the Adviser pursuant to Section 3 of the Agreement with respect to the Large Growth Stock Fund (the “Fund”), as set forth in this Amendment; and

WHEREAS, the parties agree that this Amendment, including the modified advisory fee rate set forth herein will be effective June 1, 2023.

NOW THEREFORE, in consideration of the foregoing, and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the parties hereby agree as follows:

1. The Fund’s advisory fee rate schedule in Schedule B to the Agreement is hereby deleted in its entirety and replaced with the advisory fee rate schedule set forth below, which reflects reduced breakpoint fee rates.

Large Growth Stock Fund	0.69% of the first $250 million; 0.65% of the next $250 million; 0.62% over $500 million.

2. Except as modified by this Amendment, the Agreement shall remain in full force and effect, and it is hereby ratified and confirmed.

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IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed and delivered by their respective and duly authorized officers or representatives designated below as of the date first written above.

PENN SERIES FUNDS, INC.,		PENN MUTUAL ASSET MANAGEMENT, LLC
on behalf of the Large Growth Stock Fund

By:	/s/ Keith G. Huckerby	By:	/s/ Mark Heppenstall
	Keith G. Huckerby		Mark Heppenstall
	President		President & Chief Investment Officer